Eurasian Minerals Inc.
NEWS RELEASE

Eurasian Minerals Signs Agreement to Regain 100% Control of the Akarca Gold-Silver Project in Turkey

Vancouver, British Columbia, October 30, 2012 (TSX Venture: EMX; NYSE MKT: EMXX) -- Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce that it has signed an agreement to regain 100% ownership of the Akarca gold-silver property in Turkey (the “Property”). Previously, EMX had signed an agreement with a subsidiary of Centerra Gold Inc. (“Centerra”), pursuant to which Centerra could earn up to a 70% interest in the Property under a joint venture arrangement. Earlier this year, Centerra earned an initial 50% interest in the Property as a result of investing over US $5 million in drilling, geological mapping, geochemical sampling, and geophysical surveys. In June, EMX entered into discussions with Centerra to regain control of the Property in return for relieving Centerra of certain exploration and payment obligations. Centerra and EMX have now signed an agreement pursuant to which EMX will again control 100% of the Akarca property.

The Akarca project is an EMX grassroots discovery highlighted by six separate gold-silver mineralized centers occurring within a district-scale area (please see attached map). To date, 81 drill holes totaling over 10,000 meters, 2,900 rock and 2,400 soil geochemical samples, 74 line-kilometers of IP-resistivity surveys, and a property-wide gravity survey have been completed, primarily through Centerra-funded work programs that considerably advanced the discovery.

Akarca Overview. Gold and silver mineralization at Akarca occurs as both structurally focused vein-style, as well as disseminated-style mineralization in silicified zones. The quartz veins typically host higher-grade mineralization, while the silicified halos in the wall-rocks host lower-grade disseminated mineralization. In addition, earlier this year EMX discovered gold-silver mineralization hosted at the intersection of vein structures and the basement schist contact, significantly increasing the project’s exploration potential. Exploration results from the six known prospect areas are summarized below.

  The Sarikaya Tepe prospect is a 500 by 100 meter zone of quartz veining, silicification, and gold- silver mineralization exposed on the surface. This year’s drill results include an intercept of 26.1 meters averaging 4.47 g/t gold and 16.39 g/t silver, with a higher-grade sub-interval of 5.8 meters averaging 13.59 g/t gold and 49.65 g/t silver (true widths interpreted as 59% of reported interval) that confirmed the new basement contact target-type. Surface mapping, geochemical sampling, and a 2012 IP-resistivity survey further extended the mineralized trend to Sarikaya North. The 1.8 kilometer trend from Sarikaya Tepe to Sarikaya North has undergone limited drill testing.

  The Arap Tepe prospect is a 2.5 by 2 kilometer, northwest trending corridor of multiple, sub-parallel zones of oxide gold-silver mineralization, quartz veining, and IP-resistivity anomalies located approximately three kilometers east of the Central Target area. Previous drill results include 55.4 meters averaging 3.10 g/t gold and 4.89 g/t silver (true width interpreted as 65–85% of the reported interval).

  The Kucukhugla Tepe, Fula Tepe, and Hugla Tepe prospects constitute the initial EMX discovery zones, and occur in the 2.1 by 2.2 kilometer Central Target area. Kucukhugla Tepe is defined as a 100 meter wide, northwest trending corridor of oxide gold-silver mineralization characterized by two sub-parallel systems of veining and stockworking. Fula Tepe is a 900 by 200 meter, northeast trending corridor of oxide gold-silver mineralization, quartz veining, wall-rock silicification, and IP- resistivity anomalies. Hugla Tepe is a 650 by 350 meter area of oxide gold-silver mineralization, quartz veining and IP-resistivity anomalies.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
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  The Percem Tepe prospect is an 800 meter long trend of multiple zones of oxide gold-silver mineralization. Previous drill results include 102.2 meters averaging 0.57 g/t gold and 5.50 g/t silver, with a higher-grade sub-interval of 28.2 meters averaging 1.17 g/t gold and 11.44 g/t silver (true widths interpreted as 75-85% of the reported interval).

Drilling has only tested approximately 20% of the 14,000 meter strike length of vein targets currently defined by mapping and IP-resistivity anomalies, highlighting the upside exploration potential of the Akarca project. EMX is preparing for a drill program to step out from discovery holes on the known prospects, as well as to test new targets identified from ongoing surface exploration programs.

Additional EMX Properties in Turkey Available for Partnership. EMX’s Alankoy high-sulfidation/porphyry copper-gold project is available for partnership. The property is located in the vicinity of the recently discovered Halilaga porphyry copper-gold deposit and the Kirazli project in northwest Turkey. Shallow historic drilling at Alankoy was focused on epithermal gold targets, and one hole drilled in the center of the system ended in copper mineralization.

Comments on Sampling, Assaying, and QA/QC. EMX's drill and geochemical samples were collected in accordance with accepted industry standards. The samples were submitted to ALS Chemex laboratories in Izmir, Turkey (ISO 9001:2000) and Vancouver, Canada (ISO 9001:2000 and 17025:2005 accredited) for sample preparation and analysis. Gold was analyzed by fire assay with an AAS finish, and silver underwent aqua regia digestion and analysis with MS/AES techniques. Over limit assays for gold (> 10 g/t Au) were conducted with fire assay and a gravimetric finish. As standard procedure, the Company conducts routine QA/QC analysis on all assay results, including the systematic utilization of certified reference materials, blanks, and field duplicates.

About EMX. Eurasian is a global gold and copper exploration company utilizing a partnership business model to explore the world’s most promising and underexplored mineral belts. Eurasian generates wealth via grassroots prospect generation, strategic acquisition and royalty growth.

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed and verified the technical information contained in this news release.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: Dave@EurasianMinerals.com	Email: Valerie@EurasianMinerals.com
Website: www.EurasianMinerals.com

The NYSE MKT, TSX Venture Exchange and the Investment Industry Regulatory Organization of Canada do not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, expectations of project funding by joint venture partners and other factors.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the six-month period ended June 30, 2012 (the “MD&A”) and most recently filed Annual Information Form for the nine-month period ended December 31, 2011 (the “AIF”), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Eurasian Minerals
A Junior Company with a Major's Portfolio
Central Target Area
OPEN
OPEN
OPEN
OPEN
OPEN
OPEN
OPEN
OPEN
Percem Tepe
Fula Tepe
Arap Tepe
Sarikaya Tepe
Hugla Tepe
Kucukhugla Tepe
N
W
E
S
Extent of vein float and/or IP
Extent of vein swarm outcrop, drilling and IP
2 Km
Oct 2012
Drill Hole
Grade x Thickness*
(Gold Equiv g/t) x meters **
> 90
50 - 90
20 - 50
5 - 20
< 5
* True thickness varies from 45 - 95%
**Intervals reported at a nominal 0.2 g/t Au cutoff. Au equivalent calculated as 55:1 Ag:Au ratio, and assumes that Au and Ag recoveries and net smelter returns are 100%.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com